Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                December 29, 2016


VIA EDGAR
---------

Kathryn M. Hinke
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   AB Bond Fund, Inc.
            File Nos. 2-48227 and 811-02383
            Post-Effective Amendment No. 154
            Accession No. 0000919574-16-016120

Ladies and Gentlemen:

AB Bond Fund, Inc., an open-end investment company (the "Registrant"), on behalf of its series AB International Bond Portfolio, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, hereby requests that the above-referenced post-effective amendment to the registration statement on Form N-1A, filed by the Registrant on November 7, 2016 (the "Post-Effective Amendment"), be withdrawn.

The Registrant has determined not to offer the subject securities for sale at this time. No securities were sold in connection with the Post-Effective Amendment. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Please direct any comments or questions to Paul M. Miller or the undersigned at (202) 737-8833.

                                          Sincerely,

                                          /s/   Mark F. Samra
                                          -------------------
                                                Mark F. Samra
Attachment

cc:  Eric C. Freed
    Paul M. Miller